EXHIBIT 99.1

Form 51-102F4 Business Acquisition Report

SUNCOR ENERGY INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1. – IDENTITY OF COMPANY

1.1          Name and Address of Company

Suncor Energy Inc.

112 – 4th Avenue SW P.O. Box 38

Calgary, Alberta T2P 2V5

1.2          Executive Officer

For further information contact Bart Demosky, Chief Financial Officer of Suncor Energy Inc. at (403) 269-8100.

ITEM 2. – DETAILS OF ACQUISITION

2.1          Nature of Business Acquired

Pursuant to an arrangement (the “Arrangement”) which was completed effective August 1, 2009, Suncor Energy Inc. (“Suncor”) and Petro-Canada, and certain of their respective subsidiaries, have amalgamated to form a single corporation continuing under the name “Suncor Energy Inc.” (“Amalco”). The Arrangement was effected pursuant to section 192 of the Canada Business Corporations Act (the “CBCA”) through an arrangement agreement dated March 22, 2009 (the “Arrangement Agreement”) and accompanying plan of arrangement, as amended (the “Plan of Arrangement”).

A more detailed description of the Arrangement is contained under the heading “The Arrangement” beginning on page 41 of the joint information circular and proxy statement of Suncor and Petro-Canada dated April 29, 2009 (the “Information Circular”), which Information Circular is incorporated by reference in this business acquisition report and is available on Amalco’s SEDAR profile at www.sedar.com.

For further information regarding Suncor and its business activities prior to the Arrangement, see the section of the Information Circular entitled “Part V – Information Concerning Suncor” beginning on page 107.

For further information regarding Petro-Canada and its business activities prior to the Arrangement, see the section of the Information Circular entitled “Part VI – Information Concerning Petro-Canada” beginning on page 111.

2.2          Date of Acquisition

The Arrangement was completed effective August 1, 2009.

2.3          Consideration

Under the Arrangement Agreement and Plan of Arrangement each holder (“Suncor Shareholder”) of common shares of Suncor (the “Suncor Shares”) received one common share of Amalco (an “Amalco Share”) for each Suncor Share held and each holder (“Petro-Canada Shareholder”) of common shares of Petro-Canada (the “Petro-Canada Shares”) received 1.28 Amalco Shares for each Petro-Canada Share held. In lieu of any fractional Amalco Share entitlements, each registered holder otherwise entitled to a fractional interest in an Amalco Share received the nearest whole number of Amalco Shares (with any fractions equal to exactly 0.5 being rounded up).

Upon completion of the Arrangement, approximately 60% of the outstanding Amalco Shares were held by former Suncor Shareholders and approximately 40% of the outstanding Amalco Shares were held by former Petro-Canada Shareholders.

2.4          Effect on Financial Position

The combination of Suncor and Petro-Canada has created one of the largest energy companies in North America, with a total market capitalization of approximately $54 billion (based on the combined market capitalization of Suncor and Petro-Canada at July 31, 2009).

For additional information on the effect of the Arrangement on Suncor’s financial position, see the pro forma consolidated financial statements of Amalco attached as Schedule “A” hereto and the section of the Information Circular entitled “Part II – Pro Forma Information of Amalco After Giving Effect to the Arrangement” beginning on page 96.

Other than in respect of the changes which occurred as a result of the Arrangement, Amalco does not presently have plans or proposals for material changes in the business affairs of Suncor or Petro-Canada, which may have a significant effect on the results of operations and financial position of Amalco, including any proposal to sell, lease or exchange all or a substantial part of Petro-Canada’s or Suncor’s assets or to make any material changes to Petro-Canada’s or Suncor’s business, including any change to corporate structure, in each case as such existed prior to the Arrangement becoming effective.

2.5          Prior Valuation

Not applicable.

2.6          Parties to Transaction

The Arrangement was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Suncor.

2.7          Date of Report

October 2, 2009.

ITEM 3. – FINANCIAL STATEMENTS

The following documents of Suncor, filed under Suncor’s SEDAR profile at www.sedar.com, are incorporated by reference into and form part of this business acquisition report:

(a)           the audited annual consolidated financial statements of Suncor as at and for the years ended December 31, 2008 and 2007, together with the notes thereto, the auditors’ report thereon; and

(b)           the unaudited interim consolidated financial statements of Suncor as at June 30, 2009 and for the six months ended June 30, 2009 and 2008, together with the notes thereto.

The following documents of Petro-Canada, filed under Petro-Canada’s SEDAR profile at www.sedar.com, are specifically incorporated by reference into and form an integral part of this business acquisition report:

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(a)           the audited annual consolidated financial statements of Petro-Canada, as at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, together with the notes thereto, the auditors’ report thereon; and

(b)           the unaudited interim consolidated financial statements of Petro-Canada as at June 30, 2009 and for the six months ended June 30, 2009 and 2008, together with the notes thereto.

The following are attached at Schedule “A” to this report.

(a)           the unaudited pro forma consolidated balance sheet of Amalco as at June 30, 2009; and

(b)           the unaudited pro forma consolidated income statements for the six months ended June 30, 2009 and for the year ended December 31, 2008.

Cautionary Notice Regarding Forward Looking Statements and Information

This business acquisition report, including documents incorporated by reference herein, contains forward looking statements and information. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends”, “potential” and similar expressions are intended to identify forward looking statements or information. More particularly and without limitation, this business acquisition report and the documents incorporated by reference herein contain forward looking statements and information concerning: Amalco’s plans in respect of material changes to the business affairs of Amalco or Suncor or Petro-Canada, as they existed prior to the Arrangement; Amalco’s assets, cost structure, financial position, cash flow and growth prospects; Amalco’s petroleum and natural gas production, reserves and resources; future project development; the anticipated benefits from the Arrangement, including reduced capital requirements, cost savings, improved operating and capital efficiencies and integration opportunities.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks inherent in the nature of the Arrangement, including: the failure to realize the anticipated benefits of the Arrangement and to successfully integrate Suncor and Petro-Canada; the ability of Amalco to access sufficient capital from internal and external sources on favourable terms, or at all; changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations; and the failure to realize anticipated synergies or cost savings.

The foregoing list of factors is not exhaustive, additional information on these and other factors that could affect Amalco’s actual results are included in the Information Circular.  See the section entitled “Cautionary Notice Regarding Forward Looking Statements and Information” beginning at page 1 of the Information Circular.

The forward looking statements and information contained in this business acquisition report are made as of the date hereof and Amalco undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

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SCHEDULE “A”

Amalco

Pro Forma Consolidated Balance Sheet

As at June 30, 2009

(Unaudited)

	Suncor	Petro-	Pro Forma Adjustments				Amalco Pro Forma
($millions)	Energy	Canada	Note 3		Note 4		Consolidated

Assets

Current assets
Cash and cash equivalents	485	373	—		—		858
Accounts receivable	1,693	3,057	—		(303	)(d)	4,447
Inventories	1,290	1,449	—		164	(a)	2,903
Income taxes receivable	200	—	—		—		200
Future income taxes	238	38	—		51	(a)	327

Total current assets	3,906	4,917	—		(88)		8,735

Property, plant and equipment, net	29,874	23,187	—		4,839	(a)	57,900
Goodwill	—	814	—		(814	)(a)	2,535
					2,535	(a)
Intangible assets	—	—	—		300	(a)	300
Other assets	234	419	—		(150	)(a)	401
					(50	)(a)
					(52	)(d)

Total assets	34,014	29,337	—		6,520		69,871

Liabilities and Shareholders’ Equity

Current liabilities
Short-term debt	23	3	—		—		26
Accounts payable and accrued liabilities	3,559	2,984	63	(b)	120	(a)	6,423
					(303	)(d)
Taxes other than income taxes	63	—	(63	)(b)	—		—
Income taxes payable	7	798	—		517	(e)	1,322
Future income taxes	26	—	—		49	(a)	75

Total current liabilities	3,678	3,785	—		383		7,846

Long-term debt	9,508	4,503	—		30	(a)	14,041
Accrued liabilities and other	2,134	1,248	1,604	(b)	773	(a)	5,707
					(52	)(d)
Asset retirement obligations	—	1,604	(1,604	)(b)	—		—
Future income taxes	4,490	2,989			2,086	(a)	9,048
					(517	)(e)

Total liabilities	19,810	14,129	—		2,703		36,642

Shareholders’ Equity
Share capital	1,140	1,398	—		(1,398	)(a)	20,165
					19,025	(a)
Contributed surplus	338	20	—		(20	)(a)	338
Accumulated other comprehensive income (loss)	35	(108)	—		108	(a)	35
Retained earnings	12,691	13,898	—		(13,898	)(a)	12,691

Total shareholders’ equity	14,204	15,208	—		3,817		33,229

Total liabilities and shareholders’ equity	34,014	29,337	—		6,520		69,871

Amalco

Pro Forma Consolidated Statement of Earnings

For the six month period ended June 30, 2009

(Unaudited)

	Suncor	Petro-	Pro Forma Adjustments				Amalco Pro Forma
($millions, except per share amounts)	Energy	Canada	Note 3		Note 4		Consolidated

Revenues
Operating revenues	5,393	8,241	(162	)(b)	(1,073	)(d)	12,074
			(315	)(b)
			(10	)(b)
Energy marketing and trading activities	4,478	—	—		—		4,478
Investment and other income (expenses)	—	1	1	(b)	—		—
			(22	)(b)
			10	(b)
			10	(b)
Interest	1	—	(1	)(b)	—		—

	9,872	8,242	(489)		(1,073)		16,552

Expenses
Purchase of crude oil and products	2,034	3,964	—		(971	)(d)	5,027
Operating, selling and general	2,445	2,229	140	(b)	(102	)(d)	4,810
			26	(b)
			72	(b)
Energy marketing and trading activities	4,469	—	—		—		4,469
Transportation and other costs	140	—	(140	)(b)	—		—
Depreciation, depletion and amortization	613	1,576	58	(b)	(314	)(b)	1,933
Accretion of asset retirement obligations	58	—	(58	)(b)	—		—
Exploration	39	236	—		—		275
Royalties	162	—	(162	)(b)	—		—
Taxes other than income taxes	387	—	(387	)(b)	—		—
Unrealized foreign exchange loss on long-term debt	—	(179)	179	(b)	—		—
Interest	—	155	(155	)(b)	—		—
Loss (gain) on disposal of assets	22	—	(22	)(b)	—		—
Project start-up costs	26	—	(26	)(b)	—		—
Financing expenses (income)	(69)	—	(179	)(b)	(3	)(c)	(115)
			155	(b)
			10	(b)
			(29	)(a)

	10,326	7,981	(518)		(1,390)		16,399

Earnings (loss) before income taxes	(454)	261	29		317		153

Provision for income taxes	(214)	231	7	(a)	82	(e)	106

Net earnings (loss)	(240)	30	22		235		47

Net earnings (loss) per common share (dollars)
Basic	(0.26)						0.03
Diluted	(0.26)						0.03

Amalco

Pro Forma Consolidated Statement of Earnings

For the year ended December 31, 2008

(Unaudited)

	Suncor	Petro-	Pro Forma Adjustments				Amalco Pro Forma
($millions, except per share amounts)	Energy	Canada	Note 3		Note 4		Consolidated

Revenues
Operating revenues	18,336	27,585	(890	)(b)	(2,148	)(d)	42,337
			(570	)(b)
			24	(b)
Energy marketing and trading activities	11,725	—	—		—		11,725
Investment and other income (expenses)	—	200	28	(b)	—		63
			(13	)(b)
			(128	)(b)
			(24	)(b)
Interest	28	—	(28	)(b)	—		—

	30,089	27,785	(1,601)		(2,148)		54,125

Expenses
Purchase of crude oil and products	7,184	14,507	—		(2,148	)(d)	19,543
Operating, selling and general	4,044	3,877	275	(b)	—		8,340
			35	(b)
			109	(b)
Energy marketing and trading activities	11,717	—	—		—		11,717
Transportation and other costs	275	—	(275	)(b)	—		—
Depreciation, depletion and amortization	1,049	2,155	64	(b)	580	(b)	3,848
Accretion of asset retirement obligations	64	—	(64	)(b)	—		—
Exploration	90	587	—		—		677
Royalties	890	—	(890	)(b)	—		—
Taxes other than income taxes	679	—	(679	)(b)	—		—
Unrealized foreign exchange loss on long-term debt	—	664	(664	)(b)	—		—
Interest	—	242	(242	)(b)	—		—
Loss (gain) on disposal of assets	13	—	(13	)(b)	—		—
Project start-up costs	35	—	(35	)(b)	—		—
Financing expenses (income)	917	—	664	(b)	(7	)(c)	1,387
			242	(b)
			(128	)(b)
			(301	)(a)

	26,957	22,032	(1,902)		(1,575)		45,512

Earnings before income taxes	3,132	5,753	301		(573)		8,613

Provision for income taxes	995	2,619	78	(a)	(148	)(e)	3,544

Net earnings	2,137	3,134	223		(425)		5,069

Net earnings per common share (dollars)
Basic	2.29						3.26
Diluted	2.26						3.23

Amalco

Notes To Pro Forma Consolidated Financial Statements

(unaudited)

1                      Basis of presentation

Suncor Energy Inc. (Suncor) and Petro-Canada entered into an arrangement agreement dated March 22, 2009. Pursuant to the arrangement agreement and the accompanying plan of arrangement, Suncor and Petro-Canada will amalgamate and continue as Suncor Energy Inc. (Amalco). In accordance with the arrangement, each Suncor shareholder will receive one common share of Amalco for each Suncor share and each Petro-Canada shareholder will receive 1.28 common shares of Amalco for each Petro-Canada share. Pursuant to the plan of arrangement, Suncor and Petro-Canada amalgamated on August 1, 2009. Upon completion of the arrangement, approximately 60% of the outstanding Amalco shares were held by former Suncor shareholders and approximately 40% of the outstanding Amalco shares were held by former Petro-Canada shareholders.

The unaudited Pro Forma Consolidated Financial Statements have been prepared for inclusion in the Business Acquisition Report (the “BAR”) concerning the arrangement of Suncor and Petro-Canada.

The unaudited Pro Forma Consolidated Financial Statements have been prepared from:

a)                   Suncor’s interim unaudited Consolidated Financial Statements as at and for the six months ended June 30, 2009

b)                  Petro-Canada’s interim unaudited Consolidated Financial Statements as at and for the six months ended June 30, 2009

c)                   Suncor’s audited Consolidated Financial Statements as at and for the year ended December 31, 2008

d)                  Petro-Canada’s audited Consolidated Financial Statements as at and for the year ended December 31, 2008

In the opinion of management, the unaudited Pro Forma Consolidated Financial Statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The unaudited Pro Forma Consolidated Balance Sheet gives effect to the transaction described above as if it had occurred on June 30, 2009. The unaudited Pro Forma Consolidated Statements of Earnings give effect to the transaction as if it occurred on January 1, 2008.

The unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the consolidated financial statements of Suncor and Petro-Canada incorporated by reference in the BAR.

Amalco

Notes To Pro Forma Consolidated Financial Statements

(Unaudited)

2                      Principles of consolidation

The unaudited Pro Forma Consolidated Financial Statements have been prepared on the basis that Amalco will account for the transaction as a purchase of Petro-Canada using the purchase method of accounting. Accordingly, the assets and liabilities of Petro-Canada will be recorded at their estimated fair value.

For the purposes of the preparation of these unaudited Pro Forma Consolidated Financial Statements the provisions of Section 1581 of the Canadian Institute of Chartered Accountants (CICA) Handbook have been used.

3                      Pro forma accounting and presentation adjustments

The following adjustments have been made to present the financial statements of Suncor and Petro-Canada on a consistent basis.

a)                   Capitalized interest

Suncor and Petro-Canada prepare their consolidated financial statements using similar accounting policies, with one exception. Suncor capitalizes interest on borrowings that are related to major capital projects in progress and to the portion of non-producing oil and gas properties expected to become producing. Petro-Canada also capitalizes interest, but uses a different methodology. Petro-Canada’s interest capitalization has been restated to reflect Suncor’s methodology. In addition, as a result of the combination of the two entities, additional interest incurred by Petro-Canada would qualify for capitalization.

b)                   Financial Statement Presentation

Certain reclassification adjustments have been made to the unaudited Pro Forma Consolidated Financial Statements to make the financial statement presentation consistent between Suncor and Petro-Canada.

Amalco

Notes To Pro Forma Consolidated Financial Statements

(Unaudited)

4                      Preliminary purchase price calculation and allocation

a) The transaction described in Note 1 above has resulted in the following estimated purchase price allocation:

		($millions)

The total estimated purchase price has been calculated as follows:

Amalco Common Shares issued to Petro-Canada shareholders (millions)	621.1
Price of Suncor Common Shares ($ per Common Share)	30.39
Value of Amalco Common Shares issued		18,878
Fair value of Petro-Canada Share Options exchanged for Share Options of Amalco		147
Transaction costs		170

Total purchase price		19,195

The above purchase price has been allocated based on management’s preliminary estimates of fair values as follows:

Current assets		5,132
Property, plant and equipment		28,026
Goodwill		2,535
Intangible assets		300
Other assets		269

Total assets		36,262

Current liabilities		3,834
Long-term debt		4,533
Accrued liabilities and other		3,625
Future income taxes		5,075

Total liabilities		17,067

Net assets purchased		19,195

The value of Amalco shares issued of $18,878 million is comprised of 621.1 million Common Shares of Amalco based on the exchange ratio of 1.28 Amalco Common Shares for each Petro-Canada Common Share. The number of issued and outstanding Petro-Canada Common Shares on the date of the transaction has been estimated to be 485.3 million. This assumes that none of the outstanding options to purchase Petro-Canada Common Shares are exercised prior to the date of the transaction.

Amalco

Notes To Pro Forma Consolidated Financial Statements

(Unaudited)

The number of issued and outstanding options to purchase Petro-Canada Common Shares on the date of the transaction has been estimated to be 5.5 million. The fair value of these options at June 30, 2009 has been included in the preliminary calculation of the purchase price. This fair value was calculated to be $147 million using the Black-Scholes option pricing model.

The preliminary purchase price includes the value of the Amalco Common Shares to be issued to the Petro-Canada shareholders plus estimated transaction costs of $170 million, which include investment advisor fees, legal and accounting fees, printing and mailing costs and other transaction related costs. At June 30, 2009, $50 million of these costs had been accrued and the remaining $120 million of these costs have been added to accounts payable and accrued liabilities on the unaudited Pro Forma Consolidated Balance Sheet.

b)                  Depreciation, depletion and amortization have been adjusted to reflect depreciation on the preliminary fair value adjustments allocated to property, plant and equipment.

c)                   To adjust financing expenses for the adjustment to interest expense resulting from the fair value adjustment to Petro Canada’s debt.

d)                  Transactions between Suncor and Petro-Canada have been eliminated in the unaudited Pro Forma Consolidated Financial Statements.

e)                   Provision for income taxes has been adjusted for the impact of the items noted above that affect net earnings.  As a result of the transaction described in note 1, there has been a reclassification from future income taxes payable to current income taxes payable.

No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction.

The calculation and purchase price allocation is preliminary and may change as a result of several factors, including:

i)                     changes in the fair values of Petro-Canada’s assets and liabilities between June 30, 2009 and the closing of the transaction;

ii)                  actual number of Petro-Canada Common Shares and options at the closing of the transaction;

iii)               actual transaction costs incurred.

The impact of these factors will not be known until the completion of the transaction.

Amalco

Notes To Pro Forma Consolidated Financial Statements

(Unaudited)

5                      Goodwill and intangible assets

The preliminary purchase price allocation includes $2,535 million of goodwill. As required under Canadian generally accepted accounting principles, goodwill will not be amortized into income.

The preliminary purchase price allocation also includes $300 million of intangible assets. The intangible assets largely have been determined to have an indefinite life. As a result, these assets have not been amortized in the unaudited Pro Forma Consolidated Financial Statements.

Goodwill and intangible assets will be subject to an annual impairment review and should there be impairment, that amount would be charged to income.

6                      Pro forma net earnings per share

	Six months ended June 30, 2009	Year ended December 31, 2008
	(millions)	(millions)
Actual weighted average number of Suncor shares outstanding	936.6	931.5
Assumed number of Amalco shares issued on the acquisition of Petro-Canada	621.1	621.1

Pro forma weighted average shares outstanding – basic	1,557.7	1,552.6

Effect of dilutive stock options	12.1	17.9

Pro forma weighted average shares outstanding – diluted	1,569.8	1,570.5

The net earnings per share have been based on the following:

	Six months ended June 30, 2009	Year ended December 31, 2008

Pro forma net earnings ($millions)	47	5,069
Pro forma basic net earnings per share (dollars)	0.03	3.26
Pro forma dilutive net earnings per share (dollars)	0.03	3.23